# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, DC 20549**

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# FORM 8-K

**CURRENT REPORT PURSUANT TO**
**SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**Date of report (Date of earliest event reported): January 30, 2018**

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# McDONALD'S CORPORATION
**(Exact Name of Registrant as Specified in Charter)**

| Delaware | 1-5231 | 36-2361282 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

---

**One McDonald's Plaza**
**Oak Brook, Illinois**
**(Address of Principal Executive Offices)**

**60523**
**(Zip Code)**

---

**(630) 623-3000**
**(Registrant's telephone number, including area code)**

---

**Not Applicable**
**(Former Name or Former Address, if Changed Since Last Report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**Item 2.02. Results of Operations and Financial Condition.**

On January 30, 2018, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the fourth quarter and year ended December 31, 2017. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and year ended December 31, 2017. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

**Item 7.01. Regulation FD Disclosure**.

On January 30, 2018, the Company announced that on January 25, 2018 the Company's Board of Directors declared a quarterly cash dividend.

**Item 9.01. Financial Statements and Exhibits.**

(d) *Exhibits*.

99.1    Investor Release of McDonald's Corporation issued January 30, 2018: McDonald's Reports Fourth Quarter and Full Year 2017 Results and First Quarter 2018 Cash Dividend

99.2    McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Year Ended December 31, 2017

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**
(Registrant)

Date:  January 30, 2018

By:  /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer

Exhibit 99.1



**FOR IMMEDIATE RELEASE**
1/30/2018

**FOR MORE INFORMATION CONTACT:**
Investors: Mike Flores, 630-623-3519
Media: Terri Hickey, 630-623-5593

## McDONALD'S REPORTS FOURTH QUARTER AND FULL YEAR 2017 RESULTS AND FIRST QUARTER 2018 CASH DIVIDEND

OAK BROOK, IL - McDonald's Corporation today announced results for the fourth quarter and year ended December 31, 2017.

"2017 was a strong year for McDonald's as customers responded to the many ways we are making their experience more convenient and enjoyable," said McDonald's President and Chief Executive Officer Steve Easterbrook. "We served more customers more often, achieved our best comparable sales performance in six years, gained share in markets around the world and made tremendous progress with growth platforms such as delivery, mobile order and pay and Experience of the Future."

Fourth quarter highlights:

- Global comparable sales increased 5.5%, reflecting positive guest counts in all segments
- Due to the impact of the Company's strategic refranchising initiative, consolidated revenues decreased 11% (15% in constant currencies)
- Systemwide sales increased 8% in constant currencies
- Consolidated operating income increased 9% (6% in constant currencies)
- Diluted earnings per share of $0.87 decreased 40% (42% in constant currencies), reflecting a net tax cost associated with the Tax Cuts and Jobs Act of 2017 ("Tax Act"), which totaled $0.84 per share. Excluding the impact of the Tax Act, diluted earnings per share was $1.71, an increase of 19% (16% in constant currencies)

Full year highlights:

- Global comparable sales increased 5.3%, reflecting positive guest counts in all segments
- Due to the impact of the Company's strategic refranchising initiative, consolidated revenues decreased 7% (8% in constant currencies)
- Systemwide sales increased 7% in constant currencies
- Consolidated operating income increased 23% (23% in constant currencies), which benefited from a gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong. Excluding the impact of the gain, as well as current and prior year impairment and strategic charges, consolidated operating income increased 9% (9% in constant currencies)
- Diluted earnings per share increased 17% (17% in constant currencies)
- Returned $7.7 billion to shareholders through share repurchases and dividends. In addition, the Company announced a 7% increase in its quarterly dividend to $1.01 beginning in the fourth quarter, demonstrating management's continued confidence in the Company's performance

On January 25, 2018, McDonald's Board of Directors declared a quarterly cash dividend of $1.01 per share of common stock payable on March 15, 2018 to shareholders of record at the close of business on March 1, 2018.

In the U.S., fourth quarter comparable sales increased 4.5% as a result of strong performance of core menu items featured under the McPick 2 platform and beverage value, as well as strong consumer response to the new Buttermilk Crispy Tenders and delivery. Operating income for the quarter increased 4%, reflecting higher franchised margin dollars and G&A savings, partly offset by lower Company-operated margin dollars.

Comparable sales for the International Lead segment increased 6.0% for the quarter, led by continued momentum in the U.K. and Canada, as well as positive results across all other markets. The segment's operating income increased 14% (7% in constant currencies), fueled by sales-driven improvements in franchised margin dollars.

In the High Growth segment, fourth quarter comparable sales increased 4.0%, led by strong performance in China and positive results across the majority of the segment, partly offset by continued challenges in South Korea.

In the Foundational markets, fourth quarter comparable sales rose 8.0%, reflecting positive sales performance across all geographic regions.

"For 2018, we plan to invest about $2.4 billion of capital, the majority of which will be dedicated to reinvesting in our existing locations through accelerated deployment of Experience of the Future in the U.S.," said McDonald's Chief Financial Officer Kevin Ozan. "Our development plans also include the opening of about 1,000 new McDonald's restaurants, 75% of which will be funded by our expanded network of developmental licensees and affiliates around the world. At the same time, we plan to continue making meaningful investments in technology to modernize the customer experience and redefine convenience. I'm confident that now is the opportune time to strategically invest in our business and our restaurants to drive profitable growth and become an even better McDonald's."

Steve Easterbrook concluded, "Our Velocity Growth Plan is working and we're focused on aggressive execution in 2018 to achieve the even greater ambitions we have for our business and brand in the years ahead. With the commitment the McDonald's system has to running great restaurants and maximizing our growth initiatives, we are confident that we will accelerate our momentum by capitalizing on our strong business model and distinct brand advantages in convenience, menu variety and value."

# KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

| | Quarters Ended December 31, | | | | Years Ended December 31, | | | |
|---|---|---|---|---|---|---|---|---|
| | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
| Revenues | $5,340.2 | $6,028.9 | (11)% | (15)% | $22,820.4 | $24,621.9 | (7)% | (8)% |
| Operating income | 2,144.2 | 1,969.0 | 9 | 6 | 9,552.7 | 7,744.5 | 23 | 23 |
| Net income | 698.7 | 1,193.4 | (41) | (44) | 5,192.3 | 4,686.5 | 11 | 11 |
| Earnings per share-diluted | $ 0.87 | $ 1.44 | (40)% | (42)% | $ 6.37 | $ 5.44 | 17 % | 17 % |

Results for the quarter and year reflected stronger operating performance, G&A savings and improved performance in Japan, which enabled the reversal of a valuation allowance on a deferred tax asset in Japan.

Foreign currency translation had a positive impact of $0.04 for the quarter and no impact for the year on diluted earnings per share.

In December 2017, the U.S. government enacted the Tax Act, which makes broad and complex changes to the U.S. tax code, including a transition to a new territorial tax system for U.S. corporate taxpayers. As such, the Company incurred a deemed repatriation tax on its undistributed foreign earnings. In addition, the Tax Act provided for a reduction of the U.S. corporate tax rate from 35% to 21%, which resulted in the revaluation of the Company's deferred tax assets and liabilities. The Company's 2017 results include estimates based on these changes, which may be refined and adjusted throughout the measurement period ending on December 22, 2018.

Outlined below is additional information for the quarter and full year:

Fourth Quarter

- Fourth quarter diluted earnings per share of $0.87 decreased 40% (42% in constant currencies). Included in the quarter results is:
  ◦ approximately $700 million, or $0.84 per share, of net tax cost as a result of the Tax Act, consisting primarily of $1.2 billion of tax cost on deemed repatriation of foreign earnings, partly offset by a benefit of $500 million due to revaluing deferred tax assets and liabilities to the lower enacted U.S. corporate tax rate. This net incremental tax cost for the quarter increased the tax rate by 35.5 percentage points to 62.9%.
- Excluding the above, fourth quarter net income was $1.4 billion, an increase of 15% (12% in constant currencies), diluted earnings per share was $1.71, an increase of 19% (16% in constant currencies), and the fourth quarter tax rate was 27.4%. The lower tax rate for the quarter compared with the prior year was primarily due to foreign tax law changes.

Full Year

- Full-year diluted earnings per share of $6.37 increased 17% (17% in constant currencies). Included in full-year results are:
  ◦ approximately $700 million, or $0.82 per share, of net tax cost associated with the Tax Act; and
  ◦ a pre-tax gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong, offset in part by $150 million of current year restructuring and impairment charges in connection with the Company's global G&A and refranchising initiatives, for a net benefit of $0.53 per share.
- Excluding the above items, as well as the $342 million or $0.28 per share of prior year strategic charges, full year net income was $5.4 billion, an increase of 10% (10% in constant currencies), and diluted earnings per share was $6.66, an increase of 16% (16% in constant currencies).

## THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation, and beginning in the fourth quarter of 2017, also exclude sales from Venezuela due to its hyper-inflation. Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends (see Exhibit 99.2 in the Company's Form 8-K filing for information regarding the impact of excluding Venezuela). Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as the effects from the recently enacted Tax Act, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

**RELATED COMMUNICATIONS**

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and year ended December 31, 2017.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 10:00 a.m. (Central Time) on January 30, 2018. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

Kevin Ozan, McDonald's Chief Financial Officer, will participate in the Bank of America Merrill Lynch Consumer & Retail Technology Conference at 8:00 a.m. (Eastern Time) on March 14, 2018. This presentation will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's plans to release first quarter results before the market opens on April 30, 2018 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

**ABOUT McDONALD'S**

McDonald's is the world's leading global foodservice retailer with approximately 37,000 locations in over 100 countries. Over 90% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

**FORWARD-LOOKING STATEMENTS**

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 in the Company's Form 8-K filing on January 30, 2018. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

# McDONALD'S CORPORATION
## CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

**Dollars and shares in millions, except per share data**

| Quarters Ended December 31, | 2017 | 2016 | Inc/ (Dec) | |
|---|---|---|---|---|
| Revenues | | | | |
| Sales by Company-operated restaurants | $ 2,673.1 | $ 3,652.8 | $ (979.7) | (27)% |
| Revenues from franchised restaurants | 2,667.1 | 2,376.1 | 291.0 | 12 |
| TOTAL REVENUES | 5,340.2 | 6,028.9 | (688.7) | (11) |
| Operating costs and expenses | | | | |
| Company-operated restaurant expenses | 2,210.1 | 3,035.9 | (825.8) | (27) |
| Franchised restaurants-occupancy expenses | 464.6 | 434.8 | 29.8 | 7 |
| Selling, general & administrative expenses | 617.6 | 627.5 | (9.9) | (2) |
| Other operating (income) expense, net | (96.3) | (38.3) | (58.0) | n/m |
| Total operating costs and expenses | 3,196.0 | 4,059.9 | (863.9) | (21) |
| OPERATING INCOME | 2,144.2 | 1,969.0 | 175.2 | 9 |
| Interest expense | 235.1 | 221.2 | 13.9 | 6 |
| Nonoperating (income) expense, net | 24.0 | 12.9 | 11.1 | 86 |
| Income before provision for income taxes | 1,885.1 | 1,734.9 | 150.2 | 9 |
| Provision for income taxes | 1,186.4 | 541.5 | 644.9 | n/m |
| NET INCOME | $ 698.7 | $ 1,193.4 | $ (494.7) | (41)% |
| EARNINGS PER SHARE-DILUTED | $ 0.87 | $ 1.44 | $ (0.57) | (40)% |
| Weighted average shares outstanding-diluted | 803.0 | 829.7 | (26.7) | (3)% |

n/m Not meaningful

# McDONALD'S CORPORATION
## CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

**Dollars and shares in millions, except per share data**

| Years Ended December 31, | 2017 | 2016 | Inc/ (Dec) | |
|---|---|---|---|---|
| Revenues | | | | |
| Sales by Company-operated restaurants | $12,718.9 | $15,295.0 | $(2,576.1) | (17)% |
| Revenues from franchised restaurants | 10,101.5 | 9,326.9 | 774.6 | 8 |
| TOTAL REVENUES | 22,820.4 | 24,621.9 | (1,801.5) | (7) |
| Operating costs and expenses | | | | |
| Company-operated restaurant expenses | 10,409.6 | 12,698.8 | (2,289.2) | (18) |
| Franchised restaurants-occupancy expenses | 1,790.0 | 1,718.4 | 71.6 | 4 |
| Selling, general & administrative expenses | 2,231.3 | 2,384.5 | (153.2) | (6) |
| Other operating (income) expense, net | (1,163.2) | 75.7 | (1,238.9) | n/m |
| Total operating costs and expenses | 13,267.7 | 16,877.4 | (3,609.7) | (21) |
| OPERATING INCOME | 9,552.7 | 7,744.5 | 1,808.2 | 23 |
| Interest expense | 921.3 | 884.8 | 36.5 | 4 |
| Nonoperating (income) expense, net | 57.9 | (6.3) | 64.2 | n/m |
| Income before provision for income taxes | 8,573.5 | 6,866.0 | 1,707.5 | 25 |
| Provision for income taxes | 3,381.2 | 2,179.5 | 1,201.7 | 55 |
| NET INCOME | $ 5,192.3 | $ 4,686.5 | $ 505.8 | 11 % |
| EARNINGS PER SHARE-DILUTED | $ 6.37 | $ 5.44 | $ 0.93 | 17 % |
| Weighted average shares outstanding-diluted | 815.5 | 861.2 | (45.7) | (5)% |

n/m Not meaningful

Exhibit 99.2

**McDonald's Corporation**
**Supplemental Information (Unaudited)**
**Quarter and Year Ended December 31, 2017**

# SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and year ended December 31, 2017. This exhibit should be read in conjunction with Exhibit 99.1.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as the effects from the recently enacted Tax Cuts and Jobs Act of 2017 ("Tax Act"), and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

## Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

| Quarters Ended December 31, | 2017 | 2016 | Currency Translation Benefit/ (Cost) 2017 |
|---|---|---|---|
| Revenues | $ 5,340.2 | $ 6,028.9 | $ 190.5 |
| Company-operated margins | 463.0 | 616.9 | 20.8 |
| Franchised margins | 2,202.5 | 1,941.3 | 54.9 |
| Selling, general & administrative expenses | 617.6 | 627.5 | (12.1) |
| Operating income | 2,144.2 | 1,969.0 | 66.4 |
| Net income | 698.7 | 1,193.4 | 31.8 |
| Earnings per share-diluted | $ 0.87 | $ 1.44 | $ 0.04 |

| Years Ended December 31, | 2017 | 2016 | Currency Translation Benefit/ (Cost) 2017 |
|---|---|---|---|
| Revenues | $22,820.4 | $24,621.9 | $ 186.1 |
| Company-operated margins | 2,309.3 | 2,596.2 | 17.3 |
| Franchised margins | 8,311.5 | 7,608.5 | 25.4 |
| Selling, general & administrative expenses | 2,231.3 | 2,384.5 | (10.4) |
| Operating income | 9,552.7 | 7,744.5 | 28.3 |
| Net income | 5,192.3 | 4,686.5 | 1.8 |
| Earnings per share-diluted | $ 6.37 | $ 5.44 | $ — |

The positive impact of foreign currency translation on consolidated operating results for the quarter primarily reflected the stronger Euro and British Pound. The year reflected the stronger Euro, offset by the weaker British Pound.

## Net Income and Diluted Earnings per Share

Results for the quarter and year reflected stronger operating performance, G&A savings and improved performance in Japan, which enabled the reversal of a valuation allowance on a deferred tax asset in Japan.

<u>Fourth Quarter</u>

For the quarter, net income decreased 41% (44% in constant currencies) to $698.7 million, and diluted earnings per share decreased 40% (42% in constant currencies) to $0.87. Foreign currency translation had a positive impact of $0.04 on diluted earnings per share.

- Results for the quarter include:
  - approximately $700 million, or $0.84 per share, of net tax cost as a result of the Tax Act, consisting primarily of $1.2 billion of tax cost on deemed repatriation of foreign earnings, partly offset by a benefit of $500 million due to revaluing deferred tax assets and liabilities to the lower enacted U.S. corporate tax rate. This net incremental tax cost for the quarter increased the tax rate by 35.5 percentage points to 62.9%.

- Excluding the above, fourth quarter net income was $1.4 billion, an increase of 15% (12% in constant currencies), diluted earnings per share was $1.71, an increase of 19% (16% in constant currencies), and the fourth quarter tax rate was 27.4%. The lower tax rate for the quarter compared with the prior year was primarily due to foreign tax law changes.

<u>Full Year</u>

For the year, net income increased 11% (11% in constant currencies) to $5.2 billion, and diluted earnings per share increased 17% (17% in constant currencies) to $6.37. Foreign currency translation had no impact on diluted earnings per share.

- Full-year results include:
    - approximately $700 million, or $0.82 per share, of net tax cost associated with the Tax Act; and
    - a pre-tax gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong, offset in part by $150 million of current year restructuring and impairment charges in connection with the Company's global G&A and refranchising initiatives, for a net benefit of $0.53 per share.

- Excluding the above items, as well as the $342 million or $0.28 per share of prior year strategic charges, full year net income was $5.4 billion, an increase of 10% (10% in constant currencies), and diluted earnings per share was $6.66, an increase of 16% (16% in constant currencies).

Diluted earnings per share for both periods benefited from a decrease in diluted weighted average shares outstanding due to share repurchases. During the quarter, the Company repurchased 4.1 million shares of stock for $660.7 million, bringing total purchases for the year to 31.4 million shares or $4.6 billion. In addition, the Company paid a quarterly dividend of $1.01 per share, or $801.8 million, bringing the total dividends paid for the year to $3.1 billion.

**Revenues**

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

Between 2015 and 2017, the Company accelerated the pace of refranchising to optimize its restaurant ownership mix, generate more stable and predictable revenue and cash flow streams, and operate with a less resource-intensive structure. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales are replaced by franchised revenues, where the Company receives rent and/or royalty revenue based on a percentage of sales.

REVENUES
Dollars in millions

| Quarters Ended December 31, | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| *Company-operated sales* | | | | |
| U.S. | $ 776.6 | $ 890.6 | (13)% | (13)% |
| International Lead Markets | 1,041.1 | 1,027.8 | 1 | (5) |
| High Growth Markets | 732.0 | 1,314.4 | (44) | (48) |
| Foundational Markets & Corporate | 123.4 | 420.0 | (71) | (72) |
| Total | $ 2,673.1 | $ 3,652.8 | (27)% | (30)% |
| *Franchised revenues* | | | | |
| U.S. | $ 1,229.1 | $ 1,146.9 | 7 % | 7 % |
| International Lead Markets | 872.0 | 743.1 | 17 | 10 |
| High Growth Markets | 262.7 | 202.2 | 30 | 21 |
| Foundational Markets & Corporate | 303.3 | 283.9 | 7 | 7 |
| Total | $ 2,667.1 | $ 2,376.1 | 12 % | 9 % |
| *Total revenues* | | | | |
| U.S. | $ 2,005.7 | $ 2,037.5 | (2)% | (2)% |
| International Lead Markets | 1,913.1 | 1,770.9 | 8 | 1 |
| High Growth Markets | 994.7 | 1,516.6 | (34) | (39) |
| Foundational Markets & Corporate | 426.7 | 703.9 | (39) | (40) |
| Total | $ 5,340.2 | $ 6,028.9 | (11)% | (15)% |

| Years Ended December 31, | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| *Company-operated sales* | | | | |
| U.S. | $ 3,260.4 | $ 3,742.6 | (13)% | (13)% |
| International Lead Markets | 4,080.0 | 4,278.5 | (5) | (4) |
| High Growth Markets | 4,591.5 | 5,377.9 | (15) | (17) |
| Foundational Markets & Corporate | 787.0 | 1,896.0 | (58) | (59) |
| Total | $12,718.9 | $15,295.0 | (17)% | (18)% |
| *Franchised revenues* | | | | |
| U.S. | $ 4,746.0 | $ 4,510.1 | 5 % | 5 % |
| International Lead Markets | 3,260.3 | 2,944.9 | 11 | 10 |
| High Growth Markets | 941.7 | 782.8 | 20 | 18 |
| Foundational Markets & Corporate | 1,153.5 | 1,089.1 | 6 | 7 |
| Total | $10,101.5 | $ 9,326.9 | 8 % | 8 % |
| *Total revenues* | | | | |
| U.S. | $ 8,006.4 | $ 8,252.7 | (3)% | (3)% |
| International Lead Markets | 7,340.3 | 7,223.4 | 2 | 1 |
| High Growth Markets | 5,533.2 | 6,160.7 | (10) | (13) |
| Foundational Markets & Corporate | 1,940.5 | 2,985.1 | (35) | (35) |
| Total | $22,820.4 | $24,621.9 | (7)% | (8)% |

- **Revenues:** Revenues decreased 11% (15% in constant currencies) for the quarter and decreased 7% (8% in constant currencies) for the year.

  - *U.S.:* Revenues decreased for both periods as positive comparable sales were more than offset by the impact of refranchising.

  - *International Lead Markets:* Revenues increased for both periods due to strong performance in the U.K. and Canada as well as positive comparable sales across all markets, partly offset by the impact of refranchising.

  - *High Growth Markets:* Revenues decreased for both periods as positive comparable sales across most markets were more than offset by the impact of refranchising the Company's businesses in China and Hong Kong.

## Comparable Sales and Guest Counts

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES AND GUEST COUNTS

| | Comparable Sales | | | | Comparable Guest Counts | |
| | Increase/(Decrease) | | | | Increase/(Decrease)** | |
| | Quarters Ended December 31, | | Years Ended December 31, | | Years Ended December 31, | |
| | 2017 | 2016 | 2017 | 2016 | 2017 | 2016 |
|---|---|---|---|---|---|---|
| U.S. | 4.5% | (1.3)% | 3.6% | 1.7% | 1.0% | (2.1)% |
| International Lead Markets | 6.0 | 2.8 | 5.3 | 3.4 | 2.3 | 1.5 |
| High Growth Markets | 4.0 | 4.7 | 5.3 | 2.8 | 1.8 | (0.8) |
| Foundational Markets & Corporate | 8.0 * | 11.1 | 9.0 * | 10.0 | 3.3 | 1.9 |
| Total | 5.5%* | 2.7 % | 5.3%* | 3.8% | 1.9% | (0.3)% |

\* Beginning in the fourth quarter of 2017, the Company excluded sales from markets identified as hyper-inflationary (currently only Venezuela) from the comparable sales calculation as the Company believes this more accurately reflects the underlying business trends. The Company has provided comparable sales excluding Venezuela in the chart below for the prior quarters in 2017. There was no significant impact related to 2016.

COMPARABLE SALES FOR Q1-Q3 2017 EXCLUDING HYPER-INFLATIONARY MARKETS

| | Increase | | |
| Quarters Ended | March 31, 2017 | June 30, 2017 | September 30, 2017 |
|---|---|---|---|
| Foundational Markets & Corporate | 8.5% | 11.5% | 8.0% |
| Total | 3.6% | 6.3% | 5.6% |

\*\* Comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

## Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES*

| | Quarter Ended December 31, 2017 | | Year Ended December 31, 2017 | |
| | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | 4% | 4% | 3% | 3% |
| International Lead Markets | 14 | 7 | 7 | 7 |
| High Growth Markets | 15 | 8 | 12 | 10 |
| Foundational Markets & Corporate | 12 | 18 | 11 | 14 |
| Total | 10% | 8% | 7% | 7% |

\* Unlike comparable sales, the Company has not excluded hyper-inflationary market results from Systemwide sales as these sales are the basis on which the Company calculates and records revenues. The difference between comparable sales growth rates and Systemwide sales growth rates is due to both restaurant expansion and the hyper-inflationary impact.

FRANCHISED SALES
Dollars in millions

| Quarters Ended December 31, | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $ 8,804.2 | $ 8,289.8 | 6% | 6% |
| International Lead Markets | 5,032.5 | 4,288.1 | 17 | 10 |
| High Growth Markets | 2,178.9 | 1,221.9 | 78 | 69 |
| Foundational Markets & Corporate | 4,876.2 | 4,035.9 | 21 | 27 |
| Total | $20,891.8 | $17,835.7 | 17% | 16% |
| | | | | |
| *Ownership type* | | | | |
| Conventional franchised | $15,294.7 | $14,150.4 | 8% | 5% |
| Developmental licensed | 3,434.4 | 2,473.3 | 39% | 49% |
| Foreign affiliated | 2,162.7 | 1,212.0 | 78% | 79% |
| Total | $20,891.8 | $17,835.7 | 17% | 16% |

| Years Ended December 31, | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $34,379.0 | $32,646.2 | 5% | 5% |
| International Lead Markets | 18,819.6 | 17,048.9 | 10 | 9 |
| High Growth Markets | 6,888.2 | 4,857.9 | 42 | 39 |
| Foundational Markets & Corporate | 18,104.0 | 15,153.7 | 19 | 24 |
| Total | $78,190.8 | $69,706.7 | 12% | 13% |
| | | | | |
| *Ownership type* | | | | |
| Conventional franchised | $59,151.3 | $56,034.8 | 6% | 5% |
| Developmental licensed | 12,545.6 | 9,082.3 | 38% | 44% |
| Foreign affiliated | 6,493.9 | 4,589.6 | 41% | 44% |
| Total | $78,190.8 | $69,706.7 | 12% | 13% |

**Restaurant Margins**

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

| Quarters Ended December 31, | Percent | | Amount | | | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|---|---|
| | 2017 | 2016 | 2017 | 2016 | Inc/ (Dec) | |
| *Franchised* | | | | | | |
| U.S. | 82.5% | 82.5% | $1,013.7 | $ 945.8 | 7 % | 7 % |
| International Lead Markets | 81.1 | 80.3 | 706.8 | 597.0 | 18 | 11 |
| High Growth Markets | 75.6 | 71.1 | 198.6 | 143.9 | 38 | 29 |
| Foundational Markets & Corporate | 93.4 | 89.7 | 283.4 | 254.6 | 11 | 12 |
|    Total | 82.6% | 81.7% | $2,202.5 | $1,941.3 | 13 % | 11 % |
| *Company-operated* | | | | | | |
| U.S. | 16.8% | 18.3% | $ 130.4 | $ 163.3 | (20)% | (20)% |
| International Lead Markets | 21.0 | 20.7 | 218.3 | 213.2 | 2 | (4) |
| High Growth Markets | 12.5 | 13.1 | 91.8 | 172.7 | (47) | (51) |
| Foundational Markets & Corporate | 18.3 | 16.1 | 22.5 | 67.7 | (67) | (68) |
|    Total | 17.3% | 16.9% | $ 463.0 | $ 616.9 | (25)% | (28)% |

| Years Ended December 31, | Percent | | Amount | | | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|---|---|
| | 2017 | 2016 | 2017 | 2016 | Inc/ (Dec) | |
| *Franchised* | | | | | | |
| U.S. | 82.4% | 82.6% | $3,912.6 | $3,725.5 | 5 % | 5 % |
| International Lead Markets | 80.8 | 80.2 | 2,634.3 | 2,362.8 | 11 | 10 |
| High Growth Markets | 73.6 | 70.2 | 693.0 | 549.9 | 26 | 24 |
| Foundational Markets & Corporate | 92.9 | 89.1 | 1,071.6 | 970.3 | 10 | 12 |
|    Total | 82.3% | 81.6% | $8,311.5 | $7,608.5 | 9 % | 9 % |
| *Company-operated* | | | | | | |
| U.S. | 16.0% | 16.5% | $ 522.7 | $ 617.7 | (15)% | (15)% |
| International Lead Markets | 21.1 | 20.7 | 861.5 | 886.4 | (3) | (3) |
| High Growth Markets | 17.0 | 14.8 | 781.4 | 796.1 | (2) | (4) |
| Foundational Markets & Corporate | 18.3 | 15.6 | 143.7 | 296.0 | (51) | (53) |
|    Total | 18.2% | 17.0% | $2,309.3 | $2,596.2 | (11)% | (12)% |

- **Franchised:** Franchised margin dollars increased $261.2 million or 13% (11% in constant currencies) for the quarter and increased $703.0 million or 9% (9% in constant currencies) for the year. Both periods benefited from expansion and the impact of refranchising, as well as positive comparable sales performance across all segments.

  - **U.S.:** The franchised margin percent remained flat for the quarter and decreased for the year as higher depreciation costs related to Experience of the Future ("EOTF") offset the benefit of positive comparable sales.

  - **International Lead Markets:** The increase in the franchised margin percent for the quarter and year reflected the benefit from strong comparable sales performance, partly offset by the impact of refranchising and higher occupancy costs.

  - **High Growth Markets:** The increase in the franchised margin percent for the quarter and year was due to the impact of refranchising, largely related to the China and Hong Kong transaction, and strong comparable sales performance.

- **Company-operated:** Company-operated margin dollars decreased $153.9 million or 25% (28% in constant currencies) for the quarter and decreased $286.9 million or 11% (12% in constant currencies) for the year, reflecting the impact of refranchising. The year benefited by approximately $94 million due to ceasing depreciation on assets considered Held for Sale, primarily in China and Hong Kong.

  - **U.S.:** The Company-operated margin percent decreased for the quarter and year. Both periods reflected strong comparable sales offset by higher commodity and labor costs as well as additional depreciation costs related to EOTF.

  - **International Lead Markets:** The increase in the Company-operated margin percent for the quarter and year was primarily due to strong comparable sales, partly offset by higher labor, occupancy and commodity costs.

  - **High Growth Markets:** The decrease in the Company-operated margin percent for the quarter was primarily due to negative comparable sales in South Korea, partly offset by the impact of refranchising, primarily in China and Hong Kong. The increase in the Company-operated margin percent for the year was primarily due to strong comparable sales and the benefit of lower depreciation in China and Hong Kong. This increase was partly offset by negative comparable sales in South Korea and the impact of refranchising.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

|  | Quarters Ended December 31, | | Years Ended December 31, | |
|---|---|---|---|---|
|  | 2017 | 2016 | 2017 | 2016 |
| Food & paper | 31.6% | 31.9% | 31.7% | 32.0% |
| Payroll & employee benefits | 28.8 | 27.3 | 27.7 | 27.0 |
| Occupancy & other operating expenses | 22.3 | 23.9 | 22.4 | 24.0 |
| Total expenses | 82.7% | 83.1% | 81.8% | 83.0% |
| Company-operated margins | 17.3% | 16.9% | 18.2% | 17.0% |

## Selling, General & Administrative Expenses

SELLING, GENERAL & ADMINISTRATIVE EXPENSES
Dollars in millions

| Years Ended December 31, | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $ 624.4 | $ 741.2 | (16)% | (16)% |
| International Lead Markets | 451.0 | 463.5 | (3) | (4) |
| High Growth Markets | 247.9 | 294.5 | (16) | (17) |
| Foundational Markets & Corporate | 908.0 | 885.3 | 3 | 2 |
| Total (Selling, General & Administrative Expenses) | $ 2,231.3 | $ 2,384.5 | (6) | (7) |
|  |  |  |  |  |
| Less: Incentive-Based Compensation* | 336.4 | 418.3 | (20)% | (20)% |
| Total (Excluding Incentive-Based Compensation) | $ 1,894.9 | $ 1,966.2 | (4)% | (4)% |

* Includes all cash incentives and share-based compensation expense

• Selling, general and administrative expenses decreased $153.2 million or 6% (7% in constant currencies) for the year. These results were primarily due to lower employee-related costs, partly offset by higher restaurant technology spending.

• For the year, selling, general and administrative expenses as a percent of Systemwide sales decreased to 2.5% for 2017 compared with 2.8% for 2016.

## Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

|  | Quarters Ended December 31, | | Years Ended December 31, | |
|---|---|---|---|---|
|  | 2017 | 2016 | 2017 | 2016 |
| Gains on sales of restaurant businesses | $ (64.5) | $ (63.8) | $ (295.4) | $ (283.4) |
| Equity in (earnings) losses of unconsolidated affiliates | (82.6) | (29.6) | (183.7) | (54.8) |
| Asset dispositions and other (income) expense, net | 65.8 | 70.7 | 18.7 | 72.3 |
| Impairment and other charges (gains), net | (15.0) | (15.6) | (702.8) | 341.6 |
| Total | $ (96.3) | $ (38.3) | $ (1,163.2) | $ 75.7 |

• Equity in earnings of unconsolidated affiliates improved for the quarter and year mainly due to the improved performance in Japan, which enabled the reversal of a valuation allowance on a deferred tax asset in Japan.

• Asset dispositions and other (income) expense, net remained relatively flat for the quarter and benefited for the year mainly due to a property disposition gain in Australia.

• Impairment and other charges (gains), net remained relatively flat for the quarter. Results for the year primarily reflected the gain on the Company's sale of its businesses in China and Hong Kong of approximately $850 million, partly offset by $111 million of unrelated non-cash impairment charges. The prior year included restructuring and impairment charges related to the Company's global refranchising and G&A initiatives.

**Operating Income**

OPERATING INCOME
Dollars in millions

| Quarters Ended December 31, | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $ 967.0 | $ 932.1 | 4% | 4% |
| International Lead Markets | 810.3 | 711.2 | 14 | 7 |
| High Growth Markets | 277.4 | 234.1 | 18 | 11 |
| Foundational Markets & Corporate | 89.5 | 91.6 | (2) | — |
| Total | $2,144.2 | $1,969.0 | 9% | 6% |

| Years Ended December 31, | 2017 | 2016 | Inc/ (Dec) | Inc/ (Dec) Excluding Currency Translation |
|---|---|---|---|---|
| U.S. | $4,022.4 | $3,768.7 | 7% | 7% |
| International Lead Markets | 3,166.5 | 2,838.4 | 12 | 11 |
| High Growth Markets | 2,001.4 | 1,048.8 | 91 | 89 |
| Foundational Markets & Corporate | 362.4 | 88.6 | n/m | n/m |
| Total | $9,552.7 | $7,744.5 | 23% | 23% |

n/m Not meaningful

- **Operating Income:** Operating income increased $175.2 million or 9% (6% in constant currencies) for the quarter and increased $1,808.2 million or 23% (23% in constant currencies) for the year. In addition to strong operating performance in both periods, the year included a benefit of approximately $850 million due to the gain on the sale of the Company's businesses in China and Hong Kong, partly offset by unrelated non-cash impairment charges. Results for full year 2016 included restructuring and impairment charges of $342 million. Excluding these current and prior year items, operating income increased $763.8 million or 9% (9% in constant currencies) for the year.

  - **U.S.:** The increase in operating income for the quarter and year reflected higher franchised margin dollars and G&A savings, partly offset by lower Company-operated margin dollars.

  - **International Lead Markets:** The constant currency operating income increase for the quarter and year was primarily due to sales-driven improvements in franchised margin dollars across all markets. In addition, the full year benefited from a property disposition gain in Australia.

  - **High Growth Markets:** The constant currency operating income increase for both periods reflected higher franchise margin dollars due to sales-driven performance, the impact of refranchising and G&A savings. The quarter reflects a one-time benefit from the final adjustment related to the sale of China and Hong Kong. The year benefited from lower depreciation expense in China and Hong Kong, and includes the gain on the sale of the Company's businesses in China and Hong Kong as well as unrelated non-cash impairment charges. Excluding these items, operating income increased 17% (15% in constant currencies) for the year.

  - **Foundational Markets & Corporate:** The constant currency operating income for both periods reflects the Company's refranchising initiatives, higher G&A costs at the Corporate level due to restaurant technology expenditures and improved performance in Japan, which enabled the reversal of a valuation allowance on a deferred tax asset in Japan. The year also reflects the benefit from comparison to the prior year's strategic charges.

- **Operating Margin:** Operating margin is defined as operating income as a percent of total revenues. Operating margin was 41.9% and 31.5% for the year ended 2017 and 2016, respectively. Excluding the previously described current year gain and current and prior year strategic charges, operating margin was 38.8% and 32.8% for the year ended 2017 and 2016, respectively.

**Interest Expense**

- Interest expense increased 6% (5% in constant currencies) for the quarter and increased 4% (4% in constant currencies) for the year, primarily reflecting higher average debt balances, partly offset by lower average interest rates.

**Nonoperating (Income) Expense, Net**

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

| | Quarters Ended December 31, | | Years Ended December 31, | |
|---|---|---|---|---|
| | 2017 | 2016 | 2017 | 2016 |
| Interest income | $ (1.0) | $ 2.4 | $ (7.4) | $ (3.6) |
| Foreign currency and hedging activity | 15.3 | (1.3) | 26.4 | (24.5) |
| Other (income) expense, net | 9.7 | 11.8 | 38.9 | 21.8 |
| Total | $ 24.0 | $ 12.9 | $ 57.9 | $ (6.3) |

**Income Taxes**

- The effective income tax rate was 62.9% and 31.2% for the quarters ended 2017 and 2016, respectively, and 39.4% and 31.7% for the years ended 2017 and 2016, respectively. The increase in the tax rate for the quarter and year reflects provisional amounts related to the deemed repatriation charge of approximately $1.2 billion, partly offset by a benefit of approximately $500 million resulting from the revaluation of our deferred tax assets and liabilities to the lower enacted U.S. corporate tax rate of 21% under the Tax Act.

- Excluding the impact of the Tax Act, the effective income tax rate would have been 27.4% for the quarter and 31.6% for the year. This adjusted lower effective tax rate for the quarter compared to the prior year was primarily due to foreign tax law changes.

**2018 Outlook**

The following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales, net restaurant unit expansion, and the potential impacts of hyper-inflation. The Company expects net restaurant additions to add approximately 1 percentage point to 2018 Systemwide sales growth (in constant currencies).

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or the International Lead segment would change annual diluted earnings per share by about 5 to 6 cents.

- Effective January 1, 2018, the Company adopted the guidance issued in Accounting Standards Codification 606, "Revenue Recognition - Revenue from Contracts with Customers". This standard changed the way initial fees from franchisees for new restaurant openings or new franchise terms are recognized. Under the new guidance, initial franchise fees will be recognized evenly over the franchise term. The Company expects the adoption of this guidance to negatively impact 2018 Consolidated franchised revenues and franchised margins by approximately $50 million.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full-year 2018, costs for the total basket of goods are expected to increase about 1% to 2% in the U.S. and increase about 2% in the International Lead segment.

- The Company expects full-year 2018 selling, general and administrative expenses to decrease about 1% in constant currencies.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full-year 2018 to increase about 5% to 7% compared with 2017 due primarily to higher average debt balances.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 30 cents.

- The Company expects the effective income tax rate for the full-year 2018 to be in the 25-27% range, with volatility between the quarters. Certain aspects of the Tax Act are expected to be clarified, and as such, could impact the Company's tax rate.

- The Company expects capital expenditures for 2018 to be approximately $2.4 billion. About $1.5 billion will be dedicated to our U.S. business, primarily focused on accelerating the pace of EOTF. We expect to complete nearly 4,000 additional restaurants in 2018, resulting in about half of the total restaurants modernized by the end of 2018. Of the remaining capital, about half will be dedicated to new restaurant openings and the remainder will be allocated to reinvestment in continued expansion of EOTF around the world. The Company's capital will contribute towards about 250 restaurant openings, while developmental licensees and affiliates will contribute capital towards the opening of approximately 750 restaurants, for a total of about 1,000 expected restaurant openings in 2018. The Company expects net additions of about 600 restaurants.

**Long-Term Outlook**

- The Company expects to realize net annual G&A savings of about $500 million from its G&A base of $2.6 billion at the beginning of 2015. Through the end of 2017, the Company realized cumulative savings of about $300 million and expects to fully realize its targeted $500 million of net savings in 2019.

- The Company expects an incremental cash flow benefit of $400 to $500 million annually as a result of the Tax Act, prior to any reinvestment.

- The Company expects to return about $24 billion to shareholders over the three-year period ending 2019. As the business grows, the Company also expects to modestly increase its debt levels, while maintaining its credit metrics within current ranges.

- Beginning in 2019, the Company expects to achieve the following long-term, average annual (constant currency) financial targets:
  - Systemwide sales growth of 3-5%;
  - Operating margin in the mid-40% range;
  - Earnings per share growth in the high-single digits; and
  - Return on incremental invested capital in the mid-20% range.

**Restaurant Information**

SYSTEMWIDE RESTAURANTS

| At December 31, | 2017 | 2016 | Inc/ (Dec) |
|---|---|---|---|
| U.S. | 14,036 | 14,155 | (119) |
| **International Lead Markets** | | | |
| Germany | 1,480 | 1,470 | 10 |
| Canada | 1,458 | 1,450 | 8 |
| France | 1,442 | 1,419 | 23 |
| United Kingdom | 1,285 | 1,274 | 11 |
| Australia | 973 | 956 | 17 |
| Other | 283 | 282 | 1 |
| Total International Lead Markets | 6,921 | 6,851 | 70 |
| **High Growth Markets** | | | |
| China | 2,631 | 2,391 | 240 |
| Russia | 645 | 608 | 37 |
| Italy | 566 | 554 | 12 |
| Spain | 509 | 501 | 8 |
| South Korea | 447 | 435 | 12 |
| Other | 1,086 | 1,063 | 23 |
| Total High Growth Markets | 5,884 | 5,552 | 332 |
| **Foundational Markets & Corporate** | | | |
| Japan | 2,894 | 2,911 | (17) |
| Brazil | 929 | 902 | 27 |
| Philippines | 566 | 520 | 46 |
| Taiwan | 396 | 397 | (1) |
| Other | 5,615 * | 5,611 | 4 |
| Total Foundational Markets & Corporate | 10,400 | 10,341 | 59 |
| Systemwide restaurants | 37,241 | 36,899 | 342 |
| Countries | 120 | 120 | — |

*Excludes 169 stores in India as the franchise agreements have been terminated*

# SYSTEMWIDE RESTAURANTS BY TYPE

| At December 31, | 2017 | | 2016 | Inc/ (Dec) |
|---|---|---|---|---|
| **U.S.** | | | | |
| Conventional franchised | 13,149 | | 13,046 | 103 |
| Company-operated | 887 | | 1,109 | (222) |
| Total U.S. | 14,036 | | 14,155 | (119) |
| | | | | |
| **International Lead Markets** | | | | |
| Conventional franchised | 5,951 | | 5,765 | 186 |
| Developmental licensed | 47 | | 19 | 28 |
| Total Franchised | 5,998 | | 5,784 | 214 |
| Company-operated | 923 | | 1,067 | (144) |
| Total International Lead Markets | 6,921 | | 6,851 | 70 |
| | | | | |
| **High Growth Markets** | | | | |
| Conventional franchised | 1,712 | | 1,774 | (62) |
| Developmental licensed | 128 | | 582 | (454) |
| Foreign affiliated | 2,903 | * | 292 | 2,611 |
| Total Franchised | 4,743 | | 2,648 | 2,095 |
| Company-operated | 1,141 | | 2,904 | (1,763) |
| Total High Growth Markets | 5,884 | | 5,552 | 332 |
| | | | | |
| **Foundational Markets & Corporate** | | | | |
| Conventional franchised | 554 | | 974 | (420) |
| Developmental licensed | 6,770 | | 5,699 | 1,071 |
| Foreign affiliated | 2,894 | ** | 3,079 | (185) |
| Total Franchised | 10,218 | | 9,752 | 466 |
| Company-operated | 182 | | 589 | (407) |
| Total Foundational Markets & Corporate | 10,400 | | 10,341 | 59 |
| | | | | |
| **Systemwide** | | | | |
| Conventional franchised | 21,366 | | 21,559 | (193) |
| Developmental licensed | 6,945 | | 6,300 | 645 |
| Foreign affiliated | 5,797 | | 3,371 | 2,426 |
| Total Franchised | 34,108 | | 31,230 | 2,878 |
| Company-operated | 3,133 | | 5,669 | (2,536) |
| Total Systemwide | 37,241 | | 36,899 | 342 |

\* *China and Hong Kong included in affiliated restaurants as of July 31, 2017*
\*\* *Excludes 169 stores in India as the franchise agreements have been terminated*

**Risk Factors and Cautionary Statement Regarding Forward-Looking Statements**

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "may," "will," "expect," "believe," "anticipate" and "plan" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry, including those under "Outlook", are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date of this report. Except as required by law, we do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and factors, as well as elsewhere in our filings with the SEC. If any of these considerations or risks materialize, our expectations may change and our performance may be adversely affected.

**If we do not successfully evolve and execute against our business strategies, we may not be able to increase operating income.**

To drive future results, our business strategies must be effective in delivering increased guest counts to drive operating income growth. Whether these strategies are successful depends mainly on our System's ability to:

- Continue to innovate and differentiate the McDonald's experience by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- Capitalize on our global scale, iconic brand and local market presence to enhance our ability to retain, regain and convert key customer groups;

- Utilize our more adaptive organizational structure to execute against our initiatives at an accelerated pace;

- Strengthen customer appeal and augment our digital initiatives, including mobile ordering and delivery, along with Experience of the Future ("EOTF"), particularly in the U.S.;

- Identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants; and

- Operate restaurants with high service levels and optimal capacity while managing the increasing complexity of our restaurant operations.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

**Our investments to enhance the customer experience, including through technology, may not generate the expected returns.**

We will continue to build upon our investments in EOTF, which focus on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we accelerate our pace of converting restaurants to EOTF, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, as well as mobile ordering and payment systems. We also continue to build on delivery initiatives, which may not generate expected returns. We may not fully realize the intended benefits of these significant investments, or these initiatives may not be well executed, and therefore our business results may suffer.

**If we do not anticipate and address evolving consumer preferences, our business could suffer.**

Our continued success depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, and trends in food sourcing, food preparation, food offerings and consumer preferences in the "informal eating out" ("IEO") segment. In order to deliver a relevant experience for our customers amidst a highly competitive, value-driven operating environment, we must implement initiatives to adapt at an aggressive pace. There is no assurance that these initiatives will be successful and, if they are not, our financial results could be adversely impacted.

**Activities relating to our refranchising and cost savings initiatives remain ongoing and entail various risks.**

Our previously announced refranchising and cost saving initiatives remain ongoing. As we continue on those initiatives, the existing risks we face in our business may be intensified. Our efforts to reduce costs and capital expenditures depend, in part, upon our refranchising efforts, which, in turn, depend upon our selection and integration of capable third parties. Our cost savings initiatives also depend upon a variety of factors, including our ability to achieve efficiencies through the consolidation of global, back-office functions. If these various initiatives are not successful, take longer to complete than initially projected, or are not well executed, or if our cost reduction efforts adversely impact our effectiveness, our business operations, financial results and results of operations could be adversely affected.

**If pricing, promotional and marketing plans are not effective, our results may be negatively impacted.**

Our results depend on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies, and the value proposition they represent, are expected to continue to be important components of our business strategy; however, they may not be successful and could negatively impact sales and margins. Further, the promotion of menu offerings may yield results below the desired levels.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful, and we may fail to attract and retain customers. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels allows us to reach our customers effectively. If the advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

**Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.**

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, our business practices and the manner in which we source the commodities we use. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand generally or relative to available alternatives. Consumer perceptions may also be affected by third parties presenting or promoting adverse commentary or portrayals of the quick-service category of the IEO segment, our brand and/or our operations, our suppliers or our franchisees. If we are unsuccessful in addressing such adverse commentary or portrayals, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require System-wide coordination and alignment. If we are not effective in addressing social responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. In particular, business incidents or practices that erode consumer trust or confidence, particularly if such incidents or practices receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

**We face intense competition in our markets, which could hurt our business.**

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores and coffee shops. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by new or continuing actions of our competitors, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations and respond effectively to our competitors' actions or disruptive actions from others which we do not foresee. Recognizing these dependencies, we have intensified our focus in recent periods on strategies to achieve these goals, and we will likely continue to modify our strategies and implement new strategies in the future. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics.

**Unfavorable general economic conditions could adversely affect our business and financial results.**

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national and international economic matters, whether through austerity or stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Continued adverse economic conditions or adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates, which may adversely affect reported earnings.

**Supply chain interruptions may increase costs or reduce revenues.**

We depend on the effectiveness of our supply chain management to assure reliable and sufficient product supply, including on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including shortages and transportation issues, and price increases can adversely affect us as well as our suppliers and franchisees whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, our costs could increase and it could limit the availability of products critical to our System's operations.

**Food safety concerns may have an adverse effect on our business.**

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, have occurred in the food industry in the past, and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

**Our franchise business model presents a number of risks.**

Our success increasingly relies on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates, yet we have limited influence over their operations. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures, or delayed or reduced payments to us. Our refranchising efforts will continue to increase that dependence and the potential effect of those factors.

Our success also increasingly depends on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. Franchisees' ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Our ability to achieve the benefits of our refranchising strategy, which involves a significant percentage of franchised restaurants, including an increased number of restaurants run by developmental licensees and affiliates, depends on various factors. Those factors include whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, and whether their performance and the resulting ownership mix supports our brand and financial objectives.

**Challenges with respect to talent management could harm our business.**

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

Our success depends in part on our System's ability to recruit, motivate and retain a qualified workforce to work in our restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

**Information technology system failures or interruptions, or breaches of network security, may interrupt our operations.**

We are increasingly reliant on technological systems, such as point-of-sale and other in-store systems or platforms, technologies supporting McDonald's delivery and digital solutions, as well as technologies that facilitate communication and collaboration internally, with affiliated entities, customers or independent third parties to conduct our business, including technology-enabled systems provided to us by third parties. Any failure of these systems could significantly impact our operations and customer experience and perceptions.

Despite the implementation of security measures, those technology systems and solutions could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. Our increasing reliance on third party systems also present the risks faced by the third party's business, including the operational, security and credit risks of those parties. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations.

Furthermore, security breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties we communicate or collaborate with (including franchisees), or those of third party providers. These may include such things as unauthorized access, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers.  Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and criminal penalties or civil liabilities.

**The global scope of our business subjects us to risks that could negatively affect our business.**

We encounter differing cultural, regulatory and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. The cost and disruption of responding to governmental investigations or inquiries, whether or not they have merit, may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental investigations or inquiries.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges may be exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, as a result of the U.K.'s decision to leave the European Union through a negotiated exit over a period of time, including its recent formal commencement of exit proceedings, it is possible that there will be increased regulatory complexities, as well as potential referenda in the U.K. and/or other European countries, that could cause uncertainty in European or worldwide economic conditions. In the short term, the decision created volatility in certain foreign currency exchange rates, and the resulting depression in those exchange rates may continue. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

**Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.**

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations, including changes and uncertainties resulting from proposals for comprehensive or corporate tax reforms in the U.S. or elsewhere. On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law. While we have estimated the effects of the Tax Act, we continue to refine those estimates with the possibility they could change, and those changes could be material. We are also impacted by settlements of pending or any future adjustments proposed by taxing authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

**Changes in commodity and other operating costs could adversely affect our results of operations.**

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities and distribution, and other operating costs, including labor. Any volatility in certain commodity prices or fluctuation in labor costs could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

**Increasing regulatory complexity may adversely affect restaurant operations and our financial results.**

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans and operations. These regulations include product packaging, marketing, the nutritional content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers (particularly given varying requirements and practices for testing and disclosure).

Additionally, we are working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include the increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. These risks could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

**We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.**

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees and intellectual property claims (including claims that we infringed another party's trademarks, copyrights or patents).

Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to regulatory proceedings or litigation.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions. We are also subject to legal and compliance risks and associated liability, such as in the areas of privacy and data collection, protection and management, as it relates to information we collect and share when we provide optional technology-related services and platforms to third parties.

Our operating results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

A judgment significantly in excess of any applicable insurance coverage or third party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

**We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.**

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

**Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.**

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends, and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

**A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.**

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

**Trading volatility and price of our common stock may be adversely affected by many factors.**

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The unpredictable nature of global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies in light of changing business, legal and tax considerations and evolve our corporate structure.

**Events such as severe weather conditions, natural disasters, hostilities and social unrest, among others, can adversely affect our results and prospects.**

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.